EXHIBIT 12.1

AERCAP HOLDINGS N.V. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF RATIOS
(U.S. dollars in thousands, except ratio amounts)

	Year Ended December 31,					Six Months Ended June
Fixed charges	2010	2011	2012	2013	2014	30, 2015
Interest expense	233,985	292,486	286,019	226,329	780,349	542,619
Capitalized interest	7,978	4,439	2,616	7,455	80,328	30,939
Portion of rent expense representative of interest	762	732	698	712	4,597	3,338
Total fixed charges	242,725	297,657	289,333	234,496	865,274	576,896

Earnings:
Income from continuing operations before income tax	258,226	230,051	154,879	310,791	916,898	709,890
Distributed income from equity investees	—	—	1,848	4,324	25,158	(333)
Fixed charged from above	242,725	297,657	289,333	234,496	865,274	576,896
Less capitalized interest from above	(7,978)	(4,439)	(2,616)	(7,455)	(80,328)	(30,939)
Amortization of capitalized interest	2,055	2,467	2,743	2,838	3,010	1,805
Earnings (as defined)	495,028	525,736	446,187	544,994	1,730,012	1,257,318

Ratio of earnings to fixed charges	2.04	1.77	1.54	2.32	2.00	2.18